AERCO'S PERFORMANCE ASSUMPTIONS

     As an illustration of certain payment characteristics of the notes, we describe below our assumptions about AerCo's performance in future years. We refer to the scenario in which all of these assumptions prove to be correct as our "Base Case". The assumptions that relate specifically to line items that will be contained in future monthly cash reports to noteholders are separately identified and numbered for your ease of reference.

     The assumptions and tables set forth below represent possible revenue scenarios designed to illustrate the payment characteristics of the notes and are not intended to be projections, estimates, forecasts or forward-looking statements. We developed the tables by fixing certain of the assumptions and by varying other assumptions and certain other factors which affect AerCo's revenues and costs and expenses. The assumptions do not represent a complete list of factors which may affect the revenues and costs and expenses of AerCo, but rather indicate those factors which are likely to significantly affect AerCo's performance in future years. In addition, the range of possible outcomes with respect to each assumption and the combinations of assumptions do not indicate a comprehensive set of possible results for AerCo. More severe stresses than we have included in the table may lead to payments of principal on the notes being delayed or decreased or, in certain cases, an event of default.

     Accordingly, you should understand that the following tables are only an illustration of some of the payment sensitivities of the notes to certain market and economic stresses. We prepared these tables for inclusion in the offering memorandum for the notes based on information as of June 15, 2000. We have not updated or revised the information presented to reflect changes occurring after June 15, 2000. We are not aware of events or circumstances as of the date of this offering memorandum that would cause the assumptions to be unreliable. It is highly likely that actual experience in the future will vary from the assumptions and the possible revenue scenarios reflected in the tables. The principal factors that could cause AerCo Group's actual revenues to differ materially from such scenarios are the stresses we describe below and the risks we describe under "Risk Factors".

SUMMARY OF THE BASE CASE

     The table below shows our Base Case by reference to the line items to be contained in the "Summary Performance to Date" section of our future monthly cash reports to noteholders. In this table Base Case items are shown as a percentage of lease rentals on the basis of the existing aircraft and the 30 additional aircraft to be acquired.

                                                              BASE CASE    RELATED ASSUMPTION
                                                              ---------    ------------------
                                                                              (SEE BELOW)
                                                                           ------------------
Lease rentals...............................................    100.0              (1)
Net stress-related costs....................................     (6.0)             (2)
                                                                -----
Net lease rentals...........................................     94.0
Interest earned.............................................      2.0              (3)
Net maintenance.............................................      0.0              (4)
                                                                -----
Total cash collections......................................     96.0
Aircraft operating expenses.................................     (2.0)             (5)
SG&A........................................................     (5.0)             (6)
                                                                -----
Total cash expenses.........................................     (7.0)
                                                                -----
Net cash collections........................................     89.0
                                                                =====

     Net cash collections represent the amount available to pay principal and interest on the notes. Under the Base Case, in the first year after the closing of this offering we have assumed that interest payments (including swap
payments) will be   % of lease rentals, leaving   % of lease rentals available
to repay principal.

     You should refer to Appendix 3 to this offering memorandum for the month-by-month roll-out of our assumed lease rentals, from the closing date of this offering through the final maturity date of the notes, under the Base Case.

PRIMARY REVENUE ASSUMPTIONS

     We make the following assumptions about each of our main revenue line items.

     LEASE RENTALS

     "Lease rentals" represents all rental payments received under the leases and the net proceeds of any aircraft sales.

     We assume that:                                                         (1)

     - we re-lease aircraft coming off lease at a monthly rental rate that is a function of the age of the aircraft and the contracted monthly rental rate as of June 15, 2000, with lease rates being assumed to decline by 2% per annum in years 1-5 of an aircraft's expected useful life, 1% per annum in years 6-15, 3% per annum in years 16-20 and 5% in years 21-25; and

     - we sell each aircraft only at the end of its expected useful life for a scrap value price that is equal to 12% of its assumed value when new, except that the B747-200 (MSN 22496) is assumed to be sold for its scrap value in December 2000. No revenues are assumed to be received on this aircraft from the closing date to its assumed disposal in December 2000.

     NET STRESS-RELATED COSTS

     "Net stress-related costs" represents the net total of lost revenue due to the combination of the following five inter-related items:

       -- lost rental revenue due to aircraft downtime following the termination or expiration of a lease; and

       -- bad debts realized and/or provided for; and

       -- aircraft repossession costs

       offset by

       -- security deposits drawn after an event of default; and

       -- other leasing income, which includes lease termination payments and default interest.

     -  We assume that net stress-related costs are 6.0% per annum of lease
       rentals.                                                              (2)

     INTEREST EARNED

     "Interest earned" represents interest earned by funds on deposit in the collection account and any other cash balances, including the cash portion of the liquidity reserve amount, including rental payments received, security deposits and accrued maintenance expenses.

     -  We assume that the interest rate at which the cash balances described
       above earn interest is one month LIBOR minus 20 basis points.         (3)

     NET MAINTENANCE

     "Net maintenance" represents maintenance payments received from lessees under the terms of the applicable leases, less maintenance costs that we make or expect to incur under the leases and any modification payments that we make.

     -  We assume that net maintenance is zero.                              (4)

OTHER REVENUE-RELATED ASSUMPTIONS

     In addition to the revenue assumptions above, we make the following revenue-related assumptions.

     -  We assume that future lease terms are five years.

     - We assume that we grant no purchase options to lessees and that no existing purchase options are exercised.

     - We assume that we grant no new lease termination or extension options to lessees and that existing termination or extension options are exercised only when to do so would result in a rental rate at the time that is lower than the rental rate that we would otherwise assume under the assumptions.

     - We assume that the 30 additional aircraft are delivered to us on the closing date.

     - We assume that each aircraft has an expected useful life of 25 years, except that each of the two DC8-71F aircraft is expected to have an expected useful life of 15 years from date of its conversion to freighter service.

     - We assume that aircraft values decline over time in accordance with the depreciation curve described under "Description of the Notes -- Payment of Principal and Interest -- Principal Amortization".

     - We assume that we acquire no future additional aircraft, other than the 30 additional aircraft identified in this offering memorandum.

     EXPENSE-RELATED ASSUMPTIONS

     We make the following assumptions about each of our main expense line items.

     AIRCRAFT OPERATING EXPENSES

     "Aircraft operating expenses" represents certain operating costs incurred in the ordinary course of the operating lease business, including insurance expenses and leasing transaction expenses.

     -  We assume that aircraft operating expenses are 2.0% per annum of lease
        rentals.                                                             (5)

SG&A

     "SG&A" represents the sum of the following expense items:

     -- fees paid to AerFi as servicer of the aircraft;

     -- fees paid to the administrative agent and other service providers, including the financial advisor;

     -- legal fees, underwriting fees, printing and other expenses of the issuance and sale of any refinancing notes and any notes issued in the exchange offer for the notes, as described under "Description of the Notes -- Registration Requirements"; and

     -- other selling, general and administrative expenses.

     We assume that:                                                         (6)

     - we pay fees to AerFi as servicer as described under "Management of AerCo Group -- The Servicer";

     - we pay fees to the administrative agent and other service providers as described under "Management of AerCo Group -- Corporate Management";

     - we pay customary legal fees, underwriting fees, printing and other expenses of the issuance and sale of any refinancing notes and any notes issued in the exchange offer; and

     - other selling, general and administrative expenses are 1.0% per annum of lease rentals.

     We assume that SG&A expenses are 5.0% per annum of lease rentals.

FINANCING-RELATED ASSUMPTIONS

     We make the following financing-related assumptions:

     -  We assume that one month LIBOR remains constant at 6.60% per annum.

     - We assume that AerCo makes and receives swap payments in accordance with the contracted terms of the swaps that we will have in place on the closing date of this offering.

     - We assume that we issue notes that rank equally in right of payment and interest with each corresponding class of the notes that were issued on July 15, 1998 in amounts and with coupons as set forth in the following table and that we make payments in accordance with the order of priorities set forth under "Description of the Notes -- Payment of Principal and Interest -- Priority of Payments".

       SUBCLASS OF NOTES                                  AMOUNT           MONTHLY COUPON
       -----------------                                -----------    ----------------------
                                                        ($MILLIONS)
       Subclass A-3...................................                 1 Month LIBOR +   %
       Subclass A-4...................................                 1 Month LIBOR +   %
       Subclass B-2...................................                 1 Month LIBOR +   %
       Subclass C-2...................................                 1 Month LIBOR +   %
                                                            ---
                                                            ===

     - We assume that we issue and sell refinancing notes on the expected final payment dates of each of the subclass A-3, subclass B-2 and subclass C-2 notes, and on each subsequent expected final payment date of any such refinancing notes, on the same terms with respect to priority, intra-class priority, redemption and coupon as the notes being refinanced and with maturities and amortization schedules paid with the application of the Minimum, Scheduled and Supplemental Principal Payment Amounts.

     PRINCIPAL REPAYMENTS UNDER THE ASSUMED CASE

     The table below shows, for each payment date presented, the percentage of the initial outstanding principal balance of the subclass A-3, subclass A-4, subclass B-2 and subclass C-2 notes expected to be outstanding on the payment date based on the assumptions. It is highly unlikely that the assumptions will correspond to actual experience. Therefore, principal payments on the notes may occur earlier or later than as set forth in the table. AerCo may fail to pay principal of any subclass of its notes prior to the expected final payment date of such subclass because it does not have the funds to make the payment according to the priorities described under "-- Priority of Payments". Such a failure will not, by itself, be an event of default.

            PERCENT OF INITIAL OUTSTANDING PRINCIPAL BALANCE OF THE
                          NOTES BASED ON THE BASE CASE

PAYMENT DATE OCCURRING IN JULY                             A-3      A-4      B-2       C-2
------------------------------                           -------   ------   ------   -------
2000 (July 17)........................................
2001..................................................
2002..................................................
2003..................................................
2004..................................................
2005..................................................
2006..................................................
2007..................................................
2008..................................................
2009..................................................
2010..................................................
2011..................................................
2012..................................................
2013..................................................
2014..................................................
2015..................................................
2016..................................................
2017..................................................
2018..................................................
2019..................................................
Weighted Average Life (years).........................

---------------

The weighted average life of a note equals:

     P/I, where

     P =  the sum of the following amounts calculated for each payment date: (A)
        X (Y), where

        A = principal amount that is assumed to be paid on the payment date

        Y = number of years from the date the note was issued to the payment date calculated on the basis of a 360-day year of twelve 30-day months

     I =  the initial principal balance of the note.

In each of the following tables, "expected maturity" means the period (expressed in years) from July 17, 2000 through the expected final payment date of the relevant notes.

     EFFECT OF INABILITY TO REFINANCE SUBCLASS A-3, SUBCLASS B-2 AND SUBCLASS C-2 NOTES

     The table below is based on the assumptions, except that we have assumed that no refinancing notes are issued. If no refinancings occur, the expected maturities (Exp) and weighted average lives (Avg) of the notes would be as set forth below.

            EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF NOTES

                                                                     EXPECTED MATURITY/
                                                                   WEIGHTED AVERAGE LIFE
                                                            ------------------------------------
                                                              BASE CASE         NO REFINANCINGS
                                                            --------------      ----------------
                                                            EXP       AVG        EXP        AVG
                                                            ----      ----      -----      -----
Subclass A-3..........................................
Subclass A-4..........................................
Subclass B-2..........................................
Subclass C-2..........................................

     MINIMUM REVENUE PERCENTAGE REQUIRED TO REPAY NOTES

     The table below shows the minimum percentage of gross revenue that will be necessary to repay all interest and principal on each subclass of notes by their respective final maturity dates. If AerCo Group received actual revenues below the percentages of gross revenue indicated below and all of the other assumptions occurred, AerCo would be unable to make the required payments on the notes, which would constitute an event of default.

            PERCENTAGE OF GROSS LEASE RENTAL NECESSARY TO REPAY THE
          NOTES BY THE APPLICABLE FINAL MATURITY DATE ASSUMING ACTUAL EXPERIENCE CORRESPONDS TO THE BASE CASE UNTIL THE BEGINNING OF THE YEAR STATED

                                                       JULY 17, 2000    YEAR 3    YEAR 6    YEAR 10
                                                       -------------    ------    ------    -------
Subclasses A-3 and A-4...............................
Subclass B-2.........................................
Subclass C-2.........................................

     EFFECT OF A PERMANENT CHANGE IN GROSS LEASE RENTALS

     We have prepared the tables below based on the assumptions, except that we have varied the revenue received by AerCo Group from gross revenue by the indicated percentages, beginning in years 3 and 6. If AerCo Group received actual revenues as indicated below and all of the other assumptions occurred, then the expected maturities and weighted average lives of the relevant subclasses of notes would be as set forth below.

            EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF NOTES ASSUMING A PERMANENT CHANGE IN GROSS LEASE RENTALS, BEGINNING IN YEAR 3

                                           PERMANENT CHANGE IN GROSS LEASE RENTALS AS A PERCENTAGE OF
                                                               GROSS LEASE RENTALS
                                       -------------------------------------------------------------------
                                        BASE CASE     BASE CASE                   BASE CASE     BASE CASE
                                          +10%           +5%        BASE CASE        -5%          -10%
                                       -----------   -----------   -----------   -----------   -----------
                                       EXP    AVG    EXP    AVG    EXP    AVG    EXP    AVG    EXP    AVG
                                       ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Subclass A-3.........................
Subclass A-4.........................
Subclass B-2.........................
Subclass C-2.........................

            EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF NOTES ASSUMING A PERMANENT CHANGE IN GROSS LEASE RENTALS, BEGINNING IN YEAR 6

                                           PERMANENT CHANGE IN GROSS LEASE RENTALS AS A PERCENTAGE OF
                                                               GROSS LEASE RENTALS
                                       -------------------------------------------------------------------
                                        BASE CASE     BASE CASE                   BASE CASE     BASE CASE
                                          +10%           +5%        BASE CASE        -5%          -10%
                                       -----------   -----------   -----------   -----------   -----------
                                       EXP    AVG    EXP    AVG    EXP    AVG    EXP    AVG    EXP    AVG
                                       ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Subclass A-3.........................
Subclass A-4.........................
Subclass B-2.........................
Subclass C-2.........................

     EFFECT OF PERMANENT DECLINE IN PORTFOLIO VALUE

     If the value of the portfolio, as adjusted for our appraisals, becomes significantly less than the value of the portfolio based on the assumptions, the Scheduled Principal Payment Amount payable to holders of the class A notes may be increased. You should refer to "-- Principal Amortization" for a description of how these amounts are determined. Payment of this increased amount may shorten the weighted average lives of the class A notes and lengthen the weighted average lives of the subclasses of notes that rank behind the class A notes in priority of payment. The following tables show the expected maturity and weighted average life of each subclass of notes if the adjusted portfolio value permanently declined to a given percentage of the assumed portfolio value, beginning in years 1 and 5.

            EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF NOTES ASSUMING A PERMANENT CHANGE IN PORTFOLIO VALUE, BEGINNING IN YEAR 1

                                                       ADJUSTED PORTFOLIO VALUE AS A PERCENTAGE OF
                                                       ASSUMED PORTFOLIO VALUE BEGINNING IN YEAR 1
                                                  -----------------------------------------------------
                                                     100%*          90%           80%           70%
                                                  -----------   -----------   -----------   -----------
                                                  EXP    AVG    EXP    AVG    EXP    AVG    EXP    AVG
                                                  ----   ----   ----   ----   ----   ----   ----   ----
Subclass A-3....................................
Subclass A-4....................................
Subclass B-2....................................
Subclass C-2....................................

---------------

* Base Case

            EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF NOTES ASSUMING A PERMANENT CHANGE IN PORTFOLIO VALUE, BEGINNING IN YEAR 5

                                                       ADJUSTED PORTFOLIO VALUE AS A PERCENTAGE OF
                                                       ASSUMED PORTFOLIO VALUE BEGINNING IN YEAR 5
                                                  -----------------------------------------------------
                                                     100%*          90%           80%           70%
                                                  -----------   -----------   -----------   -----------
                                                  EXP    AVG    EXP    AVG    EXP    AVG    EXP    AVG
                                                  ----   ----   ----   ----   ----   ----   ----   ----
Subclass A-3....................................
Subclass A-4....................................
Subclass B-2....................................
Subclass C-2....................................

---------------

* Base Case

     EFFECT OF CYCLICAL VARIATIONS IN GROSS REVENUE AND PORTFOLIO VALUE -- "RECESSION SCENARIOS"

     Historically, the aviation industry has experienced cyclical swings in the supply and demand for aircraft. Operating lease companies, such as members of AerCo Group, would be negatively affected by a decline in the demand for aircraft. We have assumed that such a decline in demand or "recession" (as used in this discussion) will result in a decline in aircraft values and an increase in defaults and downtime, and a decline in operating lease rates. In that case, gross revenues would decline.

     We have prepared the following tables to show the effect on assumed maturities and weighted average lives of the subclass B-2 and subclass C-2 notes if recessions of different lengths were to occur in the future. In preparing the following tables, we have assumed that a recession would have the following effect on the operations of AerCo Group:

     - Aircraft values would fall on the first day of the recession to a given percentage of the assumed portfolio value. This decrease would trigger an increase in scheduled principal payment amounts being paid if amounts are available.

     - After a period of two years following the first day of the recession, gross revenues fall by a given percentage as aircraft are re-leased or lessees default. This would result in less cash flow being available to make payments of interest and principal on the notes.

     - The recession lasts a given period of time. Afterwards, the adjusted portfolio value returns to the assumed portfolio value on the first day after the recession. Two years following the end of the recession, gross revenues return to the assumed case.

     - Actual experience will likely differ from the assumptions we have used in preparing the following tables. Specifically, we can give no assurance that periods of weak traffic growth and lower demand for aircraft will be followed by periods of strong growth and high demand for aircraft nor can it be assured that following a recession aircraft values and gross revenues will return to assumed case levels. Because actual experience will likely differ from these assumptions, the actual maturities and weighted average lives of the notes will likely differ from what is shown in the tables below.

         EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF SUBCLASS B-2
                 NOTES ASSUMING A RECESSION LASTING THREE YEARS

DECLINE IN LEASE RENTALS AS A PERCENTAGE
  OF LEASE RENTALS........................          BASE CASE      BASE CASE - 5%  BASE CASE - 10%
ADJUSTED PORTFOLIO VALUE AS A PERCENTAGE
  OF ASSUMED PORTFOLIO VALUE..............             100%            90%             80%

                                                 EXP       AVG    EXP       AVG    EXP       AVG
                                                 ----      ---    ----      ---    ----      ---
Recession begins at start of Year.......    1
                                            3
                                            5
                                           10

         EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF SUBCLASS B-2
                 NOTES ASSUMING A RECESSION LASTING FIVE YEARS

DECLINE IN LEASE RENTALS AS A PERCENTAGE
  OF LEASE RENTALS........................          BASE CASE      BASE CASE - 5%  BASE CASE - 10%
ADJUSTED PORTFOLIO VALUE AS A PERCENTAGE
  OF ASSUMED PORTFOLIO VALUE..............             100%            90%             80%

                                                 EXP       AVG    EXP       AVG    EXP       AVG
                                                 ----      ---    ----      ---    ----      ---
Recession begins at start of Year.......    1
                                            3
                                            5
                                           10

         EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF SUBCLASS C-2
                 NOTES ASSUMING A RECESSION LASTING THREE YEARS

DECLINE IN LEASE RENTALS AS A                                             BASE              BASE
  PERCENTAGE OF LEASE RENTALS........              BASE CASE         CASE - 5%        CASE - 10%
ADJUSTED PORTFOLIO VALUE AS A
  PERCENTAGE OF ASSUMED VALUE........                   100%               90%               80%

                                               EXP      AVG      EXP      AVG      EXP      AVG
                                               ----     ----     ----     ----     ----     ----
Recession begins at start of Year....    1
                                         3
                                         5
                                        10

         EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF SUBCLASS C-2
                 NOTES ASSUMING A RECESSION LASTING FIVE YEARS

DECLINE IN LEASE RENTALS AS A                                             BASE              BASE
  PERCENTAGE OF LEASE RENTALS........              BASE CASE         CASE - 5%        CASE - 10%
ADJUSTED PORTFOLIO VALUE AS A
  PERCENTAGE OF ASSUMED VALUE........                   100%               90%               80%

                                               EXP      AVG      EXP      AVG      EXP      AVG
                                               ----     ----     ----     ----     ----     ----
Recession begins at start of Year....    1
                                         3
                                         5
                                        10

     EFFECT OF PRINCIPAL ALLOCATION ACCORDING TO THE EXTENDED POOL FACTOR ONLY

     If available collections on a payment date are not sufficient to pay the principal amount that is to be paid on a class of notes on that payment date according to the order of priorities, then the available collections will be allocated to the subclasses in that class of notes as we describe under "-- Principal Amortization -- Allocation of Principal Among Subclasses of Notes".

     We have prepared this table to show the effect of this allocation on the expected maturities and the weighted average lives of subclass A-4 notes if:

   - we issue additional notes to finance the acquisition of additional aircraft in the future BUT

   - AerCo Group's gross revenues are sufficient only to pay down the principal of these subclasses according to paragraph (1) under "Payment of Principal and Interest -- Allocation of Principal Among Subclasses of Notes".

                                                                                EXTENDED POOL
                                                              BASE CASE             FACTOR
                                                            --------------      --------------
                                                            EXP       AVG       EXP       AVG
                                                            ----      ----      ----      ----
Subclass A-4..........................................

     EFFECTS OF NON-DELIVERY OF ADDITIONAL AIRCRAFT

     The following table shows the effect that the non-delivery of remaining aircraft (expressed as a percentage of the Initial Appraised Value) would have on the expected maturities and weighted average lives of the notes.

            EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF NOTES
  ASSUMING NON DELIVERY OF REMAINING AIRCRAFT BY STATED PERCENTAGE AT YEAR ONE

                                                                                         BASE CASE +50%
                             BASE CASE + 0%      BASE CASE +10%      BASE CASE +20%      ---------------
                              EXP       AVG       EXP       AVG       EXP       AVG       EXP       AVG
                             -----     -----     -----     -----     -----     -----     -----     -----
Subclass A-3...............
Subclass A-4...............
Subclass B-2...............
Subclass C-2...............